Correspondence

Rule 477


                                      Eagle Golf Corporation
                                            7601 West Laredo
                                         Las Vegas, NV 89117




                                          September 12, 2003

U.S. Securities and Exchange Commission
450 Fifth Avenue, N.W.
Washington, D.C. 20549


Re:  EAGLE GOLF CORPORATION (the "Company").


To Whom It May Concern:



The Company would like to respectfully withdraw its initial
SB-2 application to Register Securities that was filed on September 4, 2002 and the subsequent amendments, which were filed on November 22, 2002, March 27, 2003, April 9, 2003,
May 23, 2003 and July 30, 2003.

To date, the Company has not sold or distributed, nor plans to sell or distribute any securities pursuant to the above referenced Initial SB-2 application. Please accept this letter as a rescission of the above filing.

Professionally,

/s/ Hans Bothmann

Hans U. Bothmann
President


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